Unified Software Solutions
Statements of Changes in Shareholders' Deficit
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Unified Software Solutions, LLC	Unified Software Solutions				
	Members' Equity	Common Stock		Paid-in-Capital	Accumulated Deficit	Total Shareholders' Deficit
		Shares	Amount			
Balance, January 1, 2022	$ -	-	$ -	$ -	$ -	$ -
Capital contribution	62,451					-
Net loss	(62,451)				-	
Balance, December 31, 2022	-	-	-		-	-
Capital contribution	1,994					
Conversion to corporation	(1,994)	9,100,000	9,100	1,994	(9,100)	1,994
Net loss					(6,994)	(6,994)
Balance, December 31, 2023	$ -	9,100,000	$ 9,100	$ 1,994	$ (16,094)	$ (5,000)